Exhibit 8.1

SIGNIFICANT SUBSIDIARIES

Our significant subsidiaries are set forth below, all of which are either 100% owned by us or controlled by us.

Legal Name	Jurisdiction
KI Biopharma LLC	Delaware, USA
Kamada Inc.	Delaware, USA
Kamada Plasma LLC	Delaware (wholly owned by Kamada Inc.), USA
Kamada Assets (2001) Ltd.	Israel
Kamada Ireland Limited	Ireland